SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended:  December 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from  _______________  to _______________________

                          Commission file number 1-2384

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

   THE NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

Dated:  June 25, 2004                 /s/ J. Michael Hateley
                                      ------------------------------------------
                                          By: J. Michael Hateley
                                              Chairman, Administrative Committee

Northrop Grumman Space & Mission Systems Corp. Savings Plan

(Formerly The TRW Employee Stock Ownership and Savings Plan)

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003,
Supplemental Schedule and Reports of Independent
Registered Public Accounting Firms

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

(Formerly The TRW Employee Stock Ownership and Savings Plan)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                       Page(s)
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS                                 1-2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002        3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2003                                                          4

   Notes to Financial Statements                                                          5-9

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i,
     Schedule of Assets (Held at End of Year) as of December 31, 2003                    10-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Northrop Grumman Space & Missions Systems Corp. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Northrop Grumman Space & Missions Systems Corp. Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2002 were audited by other auditors whose report, dated May 21, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Los Angeles, California
June 25, 2004

             Report of Independent Registered Public Accounting Firm

Administrative Committee
Northrop Grumman Space and Missions Systems Corp. Savings Plan

We have audited the accompanying statement of net assets available for benefits of Northrop Grumman Space & Mission Systems Corp. Savings Plan (formerly The TRW Employee Stock Ownership and Savings Plan) (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.

                                                /s/ Ernst & Young LLP

Cleveland, Ohio
May 21, 2003

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

(Formerly The TRW Employee Stock Ownership and Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                   2003             2002
                                              --------------   --------------
ASSETS:
 Investments:
  Northrop Grumman Corporation common stock   $  792,971,640   $  951,008,588
  Guaranteed investment contracts                558,722,107      559,930,307
  Registered investment companies                594,772,072      468,660,781
  Common trust funds                             766,689,973      646,837,472
  Self-directed brokerage accounts                37,191,096       22,629,763
  Participant loans                               34,947,171       51,161,068
                                              --------------   --------------
   Total investments                           2,785,294,059    2,700,227,979
 Employer contribution receivable                  1,756,082        3,218,975
 Employee contribution receivable                  1,557,291               --
 Due from brokers for securities sold                359,952          122,868
 Other                                                62,522               --
                                              --------------   --------------
   Total assets                                2,789,029,906    2,703,569,822
                                              --------------   --------------
LIABILITIES:
 Accrued expenses                                         --          727,727
                                              --------------   --------------
   Total liabilities                                      --          727,727
                                              --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS             $2,789,029,906   $2,702,842,095
                                              ==============   ==============

See accompanying notes to financial statements.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

(Formerly The TRW Employee Stock Ownership and Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME:
Dividends                                                         $   49,899,754
Interest                                                               2,737,810
Net appreciation in fair value of investments                        264,839,636
                                                                  --------------
   Total investment income                                           317,477,200
                                                                  --------------
CONTRIBUTIONS:
  Employer                                                            47,454,982
  Employee                                                           143,664,771
  Rollovers                                                           21,025,451
                                                                  --------------
    Total contributions                                              212,145,204
                                                                  --------------
   Total additions                                                   529,622,404
                                                                  --------------

DEDUCTIONS:
 Distributions                                                       443,017,181
 Administrative expenses                                                 417,412
                                                                  --------------
   Total deductions                                                  443,434,593
                                                                  --------------

NET INCREASE                                                          86,187,811
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of the year                                             2,702,842,095
                                                                  --------------
 End of the year                                                  $2,789,029,906
                                                                  ==============

See accompanying notes to financial statements.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN

(Formerly The TRW Employee Stock Ownership and Savings Plan)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Space & Mission Systems Corp. Savings Plan (the "Plan"), formerly "The TRW Employee Stock Ownership and Savings Plan", provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is a qualified profit sharing and employee stock ownership plan sponsored by Northrop Grumman Space & Mission Systems Corp. (the "Company"), formerly TRW Inc. ("TRW"). The Plan was initially established on January 1, 1968 and has since been amended numerous times. The Plan covers substantially all domestic employees who have been employed for at least one month. Putnam Investment Company serves as Trustee of the Plan and holds the Plan's assets.

On December 11, 2002, Northrop Grumman Corporation ("Northrop Grumman") completed the purchase of 100% of the common stock of TRW. Effective February 28, 2003, Northrop Grumman sold the Company's automotive business to The Blackstone Group. Former employees of the Company and certain of its subsidiaries associated with the sold automotive business terminated their participation in the Plan as of that date and were eligible for a distribution from the Plan.

Effective November 1, 2003, the Plan was amended to change its name from "The TRW Employee Stock Ownership and Savings Plan" to the "Northrop Grumman Space & Mission Systems Corp. Savings Plan". The portion of the Plan that comprises the employee stock ownership plan ("ESOP") feature of the Plan was renamed the "Northrop Grumman Space & Mission Systems Corp. Employee Stock Ownership Plan". Both the savings and ESOP features are reported within the Plan's 2003 financial statements as they have been in prior periods.

Participant Contributions

The Plan allows eligible, non-highly compensated employees to contribute up to 97% and eligible, highly compensated employees to contribute up to 20% of qualifying compensation on a pre-tax basis by way of salary reduction. Such contributions are made in increments of 1% of qualifying compensation. Participants may also elect to contribute, in increments of 1%, up to 10% of qualifying compensation on an after-tax basis. Contributions are subject to certain limitations.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1%, in one or more of the investment funds. Fund elections may be changed at any time. Employee contributions are not eligible to be invested in the Northrop Grumman Stock Fund, formerly known as the TRW Stock Fund.

Employer Contributions

The Company contributes to the Plan an amount equal to 100% of each participant's before-tax contributions to a maximum of 3% of each participant's qualifying compensation. Participants immediately vest in the Company matching contributions.

Prior to December 11, 2002, all matching contributions were invested in the TRW Stock Fund and were not eligible to be transferred, except under special circumstances. Effective October 1, 2003, such contributions are still restricted to the extent that the participant has not completed three years of service.

As of December 11, 2002, assets of the TRW Stock Fund were transferred to the Northrop Grumman Stock Fund at a ratio of 0.5357 Northrop Grumman share per TRW share. Beginning December 11, 2002, Company matching contributions to the Plan are made in cash and allocated by participants at their election among any investment options offered by the Plan, excluding the Northrop Grumman Stock Fund. The Plan was amended effective April 1, 2003 to permit participants to allocate employee and Company matching contributions among any investment options offered by the Plan, including the Northrop Grumman Stock Fund.

Withdrawals and Distributions

A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2 or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document). Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum, except a participant whose account balance exceeds $5,000 may defer his or her payments until he or she reaches age 70-1/2. Participants receive the value of their Northrop Grumman shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their pre-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant's total account balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus 1%) and the repayment period cannot be less than one year or more than five years.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties -- The Plan invests in various securities, including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition -- The Plan's investments, other than guaranteed investment contracts, are stated at fair value. Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the fund's underlying assets. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are stated at contract value, which represent contributions made under the contract, plus income received thereon, less distributions and administrative expense payments. Contract value approximates fair value. All separate account and synthetic contracts have a guaranteed return of principal.

Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant's broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant's broker as a certification as to value in performing any valuations or calculations required of the Trustee.

All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

Expenses--Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3. INVESTMENTS

During the year ended December 31, 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Northrop Grumman Corporation common stock                         $ (24,799,716)
Common trust funds                                                  179,956,462
Shares of registered investment companies                            98,199,328
Brokerage account                                                    11,483,562
                                                                  -------------
Net appreciation                                                  $ 264,839,636
                                                                  =============

The self-directed brokerage account investments are held in the Harris Direct (formerly CSFB Direct) Securities Account.

As of December 31, 2003 and 2002, guaranteed investment contracts consisted of approximately $20 million and $49 million invested in general account assets, $24 million and $70 million in separate account assets, and $498 million and $441 million in investment contracts owned directly by the Plan, respectively. The fair value of the underlying assets related to these investment contracts is $518 million as of December 31, 2003. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.41% and 5.54% in 2003 and 2002, respectively. The crediting interest rate for all investment contracts was 4.41% at December 31, 2003 and 5.15% at December 31, 2002.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

                                                         2003           2002

Northrop Grumman Corporation common stock            $792,971,640   $951,008,588
PRIMCO Stable Value Fund                             $558,722,107   $559,930,307
Putnam S&P 500 Index Fund                            $539,263,527   $503,680,544
PIMCO Total Return Fund                              $138,244,732   $142,457,358
Putnam Small Company Equity Portfolio                $151,853,980             --

4. NON-PARTICIPANT DIRECTED INVESTMENTS

The Northrop Grumman Stock Fund includes non-participant directed account balances related to TRW matching contributions at December 31, 2003 and 2002, as shown below. Included in this Fund are amounts for participants who have not elected to transfer their fund balances to another investment fund but are eligible to do so (i.e., having completed at least three years of service with the Company).

                                                         2003           2002

Northrop Grumman Corporation common stock            $543,534,992   $648,757,923
Accrued expenses                                               --        153,348
                                                     ------------   ------------
                                                     $543,534,992   $648,604,575
                                                     ============   ============

The following reflects the changes to the non-participant directed account balances included in the Northrop Grumman Stock Fund for the year ended December 31, 2003.

Investment Income (Loss):
   Net depreciation in investments                                $ (17,047,075)
   Dividend and interest income                                       9,817,845
                                                                  -------------
                                                                     (7,229,230)
                                                                  -------------
Deductions:
   Benefits paid to participants                                     84,243,510
   Transfers to participant-directed funds                           13,412,617
   Administrative expenses                                              184,226
                                                                  -------------
                                                                     97,840,353
                                                                  -------------
Net decrease                                                       (105,069,583)
Changes in Net Assets Available for Benefits:
   Beginning of year                                                648,604,575
                                                                  -------------
   End of year                                                    $ 543,534,992
                                                                  =============

5. PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include the purchase and sale of investments managed by the Plan's Trustee; transactions with TRW or Northrop Grumman common stock (including $9,846,305 in dividends received during 2003 from the Plan's investment in Northrop Grumman Corporation common stock) and payments to the Company for certain plan administrative costs.

The Trustee managed $874,317,504 and $813,847,501 of Plan assets of as of December 31, 2003 and 2002, respectively. The Plan paid $170,721 to the Trustee in fees during 2003. In management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100% vested and are not forfeitable.

7. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated July 21, 2003 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Internal Revenue Code of 1986, as amended ("the 1986 Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan's qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the 1986 Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN
(FORMERLY THE TRW STOCK OWNERSHIP AND SAVINGS PLAN)
EIN: 34-0575430                     PLAN NUMBER: 027

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                          Number of                           Current
    Description                                                            Shares                              Value
----------------------------------------------------------------------------------------------------------------------------
     Common Stock
*    Northrop Grumman Corporation Common Stock                            8,294,682                        $   792,971,640
                                                                                                           ---------------
     Guaranteed Investment Contracts
     Security Backed Investments:
         INVESCO Group Trust
            Gamma fund--INVESCO:
                JPMorgan Chase Bank, Contract
                    401743-Z, 4.94%, set annually                                                               47,890,591
            Theta Fund--PIMCO
                JPMorgan Chase Bank, Contract
                    ATRW-TH, 4.68%, set annually                                                                76,634,978
            Kappa fund--Putnam:
                Bank of America NT & SA, Contract
                    02-028, 5.13%, set annually                                                                 59,347,282
            Omicron fund--INVESCO:
                Caisse des Depots (CDC), Contract
                    1115-01, 1.32%, set annually                                                                11,274,340
            Omicron fund--INVESCO:
                Caisse des Depots (CDC), Contract
                    1115-02, 3.24%, set annually                                                                97,695,079
            Intermediate Government Fund--INVESCO
                State Street Bank & Trust, Contract
                    102059, 3.46%, set annually                                                                 10,401,652

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN
(FORMERLY THE TRW STOCK OWNERSHIP AND SAVINGS PLAN)
EIN: 34-0575430                     PLAN NUMBER: 027

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - continued
DECEMBER 31, 2003
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                          Number of                           Current
    Description                                                            Shares                              Value
----------------------------------------------------------------------------------------------------------------------------
     Guaranteed Investment Contracts (continued)
            Short Term Bond Fund--INVESCO:
                State Street Bank & Trust, Contract
                    102070, 4.93%, set annually                                                                 93,002,943

            ING Life Ins. & Annuity Co.:
                Contract 60061, 5.40%, set annually                                                             40,552,714
                                                                                                           ---------------
                                                                                                               436,799,579
                                                                                                           ---------------
     Separate Accounts:
            John Hancock Mutual Life:
                Contract 7441, 5.70%, set annually                                                              24,102,612
                                                                                                           ---------------

     Synthetics:
            Monumental Life Ins. Co.:
                Contraxt 00090TR, 4.38%, set annually                                                           61,660,717
                                                                                                           ---------------

     General Account Investments:
            Fixed Rate & Fixed Term:
                GE Life & Annuity Asr. Co.:
                    Contract GS-3534, due March 29, 2004, 5.43%                                                  9,261,849

                Monumental Life Ins. Co.:
                    Contraxt MDA263FR, due September 6, 2005, 5.51%                                              5,659,378

                Travelers Ins. Companies
                    Contract GR-18404, due September 26, 2005, 3.26%                                             5,042,809
                                                                                                           ---------------
                                                                                                                19,964,036
                                                                                                           ---------------

     Cash & Equivalents:
*        Putnam Fiduciary Trust, Contract
            6795402, 1.03%                                                                                      16,195,163
                                                                                                           ---------------
                                                                                                               558,722,107
                                                                                                           ---------------

NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP. SAVINGS PLAN
(FORMERLY THE TRW STOCK OWNERSHIP AND SAVINGS PLAN)
EIN: 34-0575430                     PLAN NUMBER: 027

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - continued
DECEMBER 31, 2003
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                          Number of                           Current
    Description                                                            Shares                              Value
----------------------------------------------------------------------------------------------------------------------------
     Common Trust Funds
     Alliance Bernstein Strategic Bank Collective Trust                                                          5,325,843
*    Putnam S&P 500 Index Fund                                                                                 539,263,527
     TRW Balanced Fund                                                                                          70,246,623
*    Putnam Small Company Equity Portfolio Fund                                                                151,853,980
                                                                                                           ---------------
                                                                                                               766,689,973
                                                                                                           ---------------

     Registered Investment Companies
     Alliance Bernstein International Value Fund                                                                41,269,187
     Alliance Bernstein Small-Cap Value Fund                                                                    13,068,246
     Ariel AppreciationFund                                                                                     23,123,902
     Fidelity Magellan Fund                                                                                    107,473,411
     Lord Abbett Mid-Cap Value Fund                                                                             13,805,926
     PBHG Emerging Growth Fund                                                                                  74,586,671
     PIMCO Total Return Fund                                                                                   138,244,732
*    Putnam International Equity Fund                                                                           32,550,979
*    Putnam Investors Fund                                                                                     100,801,481
*    Putnam Money Market Fund                                                                                    8,462,809
*    Putnam Vista Fund                                                                                          34,568,247
*    Putnam Voyager Fund                                                                                         6,816,481
                                                                                                           ---------------
                                                                                                               594,772,072
                                                                                                           ---------------

     Harris Direct Brokerage Account                                                                            37,191,096
                                                                                                           ---------------

*    Participant Loans                                                    At interest rates
                                                                          ranging from
                                                                          5.00% to 11.5%                        34,947,171
                                                                                                           ---------------

     Total Assets Held                                                                                     $ 2,785,294,059
                                                                                                           ===============
*    Indicates party-in-interest